Mail Stop 3561

      	March 1, 2006


Via U.S. Mail

Louise M. Parent, Esq.
Executive Vice President and General Counsel
American Express Company
200 Vesey Street
New York, NY  10285

Re: 	American Express Issuance Trust
	Amendment no. 1 to Registration Statement on Form S-3
	Filed February 17, 2006
	File Nos. 333-130522 and 01

Dear Ms. Parent:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

General
1. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
2. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

The Total Portfolio, page S-17
General
4. We note your response to prior comment 7 and revisions made to page
82 of the base prospectus. Please similarly revise to disclose how balance reductions granted for refunds, returns, fraudulent charges or other reasons are applied in an appropriate place in this section or cross reference. Similarly revise in "The Trust Portfolio" section beginning on page S-24.
5. We note your revision on page S-17 that "account owners have the discretion to establish the method and criteria" for selection. Item
1111(a)(4), however, requires disclosure of such method or criteria.
Please revise to provide bracketed language to indicate that you will disclose such method or criteria prior to each takedown.

Loss and Delinquency Experience, page S-18
6. We note your response to prior comment 8. We may have comment after we review your revisions.
7. Similarly, please revise the table for the trust portfolio on page
S-25.

Revenue Experience, page S-22
8. Please provide similar disclosure of revenue experience and payment rates with respect to the asset pool.

Base Prospectus

Derivative Agreements, page 91
9. We note your response to prior comment 16 and reissue. Please delete the reference to "other swap." Also, delete reference to "other similar arrangement" in the next section. If you want to add other types of swaps or credit enhancement, we suggest doing so in a post-effective amendment with full disclosure of each type. Alternatively, revise to include that information here.
10. Please delete the reference to credit default swaps.

Exhibits
11. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3755 with any other questions.

      	Regards,


      	Max A. Webb
      	Assistant Director

cc:	Alan M. Knoll, Esq.
	Orrick, Herrington & Sutcliffe LLP
	Fax:  (212) 506-5151

	Carol Schwartz, Esq.
	American Express Company
	Fax:  (212)640-0365
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Louise M. Parent, Esq.
American Express Issuance Trust
March 1, 2006
Page 1